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                                                                    EXHIBIT 99.1

                                                           [English Translation]

CLOSING OF SHAREHOLDER REGISTER


1.   Closing Date                      December 31, 2004

2.   Period of Closing Shareholder Register
     -    Date of Commencement      January 1, 2005
     -    Date of Expiration      January 31, 2005

3.   Reasons for Closing
     - To decide rightful shareholders who could exercise voting rights in the 8th Ordinary General Shareholders' Meeting

4.   Others
     - Article 13, Closure of Shareholder Register and Setting of Record Date of the Company's Articles of Incorporation
          : The Company shall suspend alteration of entries in the register of shareholders for one month, commencing from the day following the last day closing of each accounting period.